

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2011

VIA U.S. Mail and Facsimile

Gladys Chan
Principal Financial Officer
Biocurex, Inc.
7080 River Road, Suite 215
Richmond, British Columbia   V6X 1X5

> **Re: Biocurex, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 1, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 000-26947**

Dear Ms. Chan:

We have reviewed your response dated March 31, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please expand your response to prior comment 1 to tell us how your Exchange
        Act reports address each of the comments in our August 4, 2010 letter that relate
        to disclosure that also is included or required to be included in your Exchange Act
        reports.

Form 10-K for the fiscal year ended December 31, 2009

2.   We note the company's responses to prior comments 3 – 6. Please tell us when
        the company will file an amendment to the Form 10-K for the fiscal year ended
        December 31, 2009 and amendments to the company's Forms 10-Q for the
        quarterly periods ended March 31, June 30, and September 30, 2010.

3.   As a result of the restatement and amendment to the Form 10-K for the fiscal year
        ended December 31, 2009, please note that management should modify or
        supplement its original disclosure in Item 9A with respect to Items 307 and 308 of
        Regulation S-K to include any other material information that is necessary for
        such disclosures not to be misleading in light of the restatement. In this regard,
        we reference Section II.B.4 of SEC Release 33-8810. With respect to the
        disclosures concerning internal control over financial reporting and disclosure
        controls and procedures, the company may need to disclose what impact, if any,
        the restatement has on the company's original conclusions regarding effectiveness
        of internal control over financial reporting and disclosure controls and procedures.

4.   We note that while the company restated the 2009 financial statements in the
        December 31, 2010 Form 10-K, the company has not filed an Item 4.02 Form 8-
        K, Non-Reliance on Previously Issued Financial Statements or a Related Audit
        Report or Completed Interim Review. The company should either file the Item
        4.02 Form 8-K including all of the required disclosures, or tell us why the
        company is not required to file an Item 4.02 Form 8-K.

Form 10-Q for the fiscal quarter ended September 30, 2010

Consolidated Statements of Operations, page F-2

5.   In the company's responses to prior comments 7 and 8 we note that the responses
        did not provide all of the requested information. All of the information requested
        is necessary so that we may understand the transaction and the associated
        accounting. Please respond to each request for information in our comments.

        •   Please tell us the significant terms of the share agreements with legal
                counsel. In this regard, tell us whether the company is required to deliver
                additional shares to the company's legal counsel until legal counsel

> realizes the balance of the accounts payable through the proceeds from sales of the shares.
> - Please provide us with the company's analysis of the proper accounting for the agreements with legal counsel. Discuss how the company considered ASC 505-50 and whether the shares issued to legal counsel should be treated as stock issued to non-employees for services.
> - In the response, please also discuss the timing of the share issuances in more detail than from "time-to-time" and provide us with the exemption from registration the company relied upon in issuing these shares.
> - Please also tell us how the company is presenting these shares in the Form 10-K for fiscal year ended December 31, 2010.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Description of Business, page 2

Item 9A Controls and Procedures, page 31

6.   Please tell us in reasonable detail how you considered the restatement of your financial statements for fiscal year 2009 when concluding that the company's disclosure controls and procedures and internal control over financial reporting were effective as of the end of the period covered by the report.

7.   In this regard, please tell us whether management identified any material weaknesses in connection with the restatement for the year ended December 31, 2009 and subsequent interim periods in 2010. Tell us whether, in light of what management knows now regarding the restatement, the officers continue to believe that the company's disclosure controls and procedures and internal control over financial reporting were effective as of the end of the period covered by the 10-K. Refer to Section II.B.1 of SEC Release 33-8810 which notes that the restatement of previously issued financial statements to reflect the correction of a material misstatement may indicate that a deficiency in ICFR exists and may represent a material weakness.

8.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

- Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or an organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements or evaluate your internal control over financial reporting, without providing us with their names, please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee or audit committee financial expert?

Since you disclose in your filings that you do not have an audit committee financial expert or a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Consolidated Financial Statements

Consolidated Statements of Stockholder's Equity (Deficit), page F-4

9.   Please tell us why the statement of stockholder's equity presents two line items labeled "Balance, December 31, 2009" and "Balance, December 31, 2009, restated." In addition, the subtotals do not appear to foot to the restated balance that is included on the balance sheet. Please advise.

Note 6. Convertible Notes and Debt

10.   Please tell us why you have not included disclosure about the modifications to the debt agreement that occurred during fiscal year 2009. In this regard, we do not see any footnote disclosure about the recognition of the $498,003 gain on extinguishment of convertible debt, as presented on the statement of operations.

11.   As a related matter, we do not see any discussion of the significant terms of or your accounting for the warrants issued with the debt, including whether those warrants should be accounted for as a derivative liability under FASB ASC 815-40-15 and -55 (formerly EITF 07-05). Please tell us why. Please also provide us with your accounting analysis. That analysis should explain how you considered the terms of the warrants and the accounting guidance applied.

12.   Please tell us the nature of the $608,168 "modification of principal" recorded as an increase to the discount of the debt during fiscal year 2009. Please also explain your accounting for the $231,250 "penalty of default" recorded as additional debt during fiscal year 2009. Tell us why you did not include a discussion of these transactions in the notes to your financial statements.

13.   Please tell us how you accounted for the modification of the conversion price on outstanding convertible debt from $0.14 to $0.13 during fiscal year 2010.

Note 7. Common Stock

14.   We see from your response to prior comment 9 that you are explicitly or implicitly required to deliver registered shares if the warrants are exercised. Therefore, as stated in the prior comment, the warrants may not qualify for equity classification under EITF 00-19 because there are further registration and prospectus delivery requirements that are outside of the control of the company. Please provide us with management's analysis of ASC 815-40-25 (formerly paragraphs 14 – 18 of EITF 00-19), which states that if a warrant agreement requires delivery of registered shares, does not specify how the contract would be settled in the event the company is unable to deliver registered shares, and does not specify any circumstances under which net cash settlement would be permitted or required, net cash settlement must be assumed since it is unlikely that noncompliance is an acceptable alternative. Please tell us how the company concluded that equity classification is appropriate.

15.   In this regard, please tell us whether the warrant agreement specifies how the contract would be settled in the event the company is unable to deliver registered shares and whether the warrant agreement specifies any circumstances under which net cash settlement would be permitted or required. Tell us whether the

warrant agreement clearly indicates, in either the original agreement or by
clarifying amendment, that in the event the company does not have an effective
registration statement, there is no circumstance that would require the registrant to
net cash settle the warrants.

Note 8. Stock-Based Compensation

16.   Please tell us the terms of the management stock options and explain why you are
        accounting for these options by re-valuing them at December 31, 2010.

Note 9. Share Purchase Warrants

17.   You disclose that the exercise price of the warrants was modified in accordance
        with adjustment provisions contained in the warrant agreement. Please tell us the
        significant terms of the warrants, including the adjustment provisions, and discuss
        your accounting for them. Tell us how you considered FASB ASC 815-40-15 and
        815-40-55 (formerly EITF 07-05).

Note 11. Fair Value Measurements

18.   We see from Note 12 that you calculate the fair value of the derivative liability
        using the Black-Scholes option pricing model. Please tell us how you determined
        that the derivative liability valuation is Level 2 as opposed to Level 3 in the fair
        value hierarchy. Please note that under FASB ASC 820-10-35-37 the level in the
        fair value hierarchy should be determined based upon the lowest level input that is
        significant to the fair value measurement in its entirety. We also refer you to
        FASB ASC 820-10-55-22 which states that a Level 3 input would include
        historical volatility.

Note 16. Restatements

19.   In future filings, including any amendments, please include the following
        disclosures required by ASC 250-10-50:

        •   The effect of the correction on each financial statement line item including
                your statements of cash flows and net loss per share.
        •   The cumulative effect of the change on retained earnings or other
                appropriate components of equity or net assets in the statement of
                financial position, as of the beginning of the earliest period presented.
        •   The resulting effects (both gross and net of applicable income tax) on the
                net income of prior periods.

20.   Your response to prior comment 5 did not provide the requested information. You disclose in this note that you based the value on the face value. In note (e) you disclose that the revised accounting for the modification was to account for the derivative. Your response should explain in sufficient detail how you are accounting for the modification and why. Tell us how you considered ASC 470-50-40.

21.   Your response to prior comment 6 did not provide the requested information. Please tell us how you accounted for and valued the convertible debt and warrants upon issuance and through December 31, 2008. Then discuss the impact, if any, of adopting ASC 815-40-15 and 815-40-55 (formerly EITF 07-5) on January 1, 2009 (refer to the transition guidance in paragraph 21 of EITF 07-5). Your response should include quantification of the impact of the adoption of that standard.

22.   As part of your response to the above comment, please provide us with your analysis of whether there was a material misstatement of your 2008 financial statements included in your December 31, 2009 Form 10-K.

Acknowledgments

23.   We note your response to prior comment 11 indicating that you will provide the requested acknowledgments when the staff advises you that it has no more comments on your December 31, 2009 10-K and your September 39, 2010 10-Q. In your next response letter, please provide the acknowledgments previously requested.

        You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

                            Sincerely,

                            /s/ Kate Tillan for

                            Martin James
                            Senior Assistant Chief Accountant

cc: William T. Hart via Facsimile (303) 839-5414